Exhibit (d)(40)

[Robeco Letterhead]

May 28, 2014

Salvatore Faia

President

The RBB Fund, Inc.

Bellevue Park Corporate Center

103 Bellevue Parkway

Wilmington, DE 19809

Re:                             Robeco Boston Partners Small Cap Value Fund II and Robeco WPG Small/Micro Cap Value Fund

Dear Mr. Faia:

By our execution of this letter agreement (the “Agreement”), intending to be legally bound hereby and effective as of the date noted above, Robeco Investment Management, Inc. (“Robeco”) agrees that in order to maintain the established expense ratios of the  Robeco Boston Partners Small Cap Value Fund II and Robeco WPG Small/Micro Cap Value Fund, (each a “Fund” and collectively the “Funds”), of The RBB Fund, Inc. (the “Company”), Robeco shall, until further notice, but in no event terminating before December 31, 2016, waive all or a portion of its investment advisory fees and/or reimburse expenses (other than acquired fund fees and expenses, short sale dividend expenses, brokerage commissions, extraordinary items, interest, taxes and any other items as agreed upon by both parties from time to time) in an aggregate amount equal to the amount by which a Fund’s total operating expenses (other than acquired fund fees and expenses, short sale dividend expenses, brokerage commissions, extraordinary items, interest, taxes and any other items as agreed upon by both parties from time to time) exceeds a total operating expense ratio (other than acquired fund fees and expenses, short sale dividend expenses, brokerage commissions, extraordinary items, interest, taxes and any other items as agreed upon by both parties from time to time) of:

•                  1.10% and 1.35% of the average daily net assets of the Institutional Class and Investor Class, respectively, of the Robeco Boston Partners Small Cap Value Fund II.

•                  1.10% of the average daily net assets of the Institutional Class of the Robeco WPG Small/Micro Cap Value Fund.

If at any time during the three years from May 28, 2014 to May 28, 2017 in which an Advisory Agreement between The RBB Fund, Inc., on behalf of the Robeco Boston Partners Small Cap Value Fund II or Robeco WPG Small/Micro Cap Value Fund, and Robeco is still in effect, the total annual fund operating expenses of the Robeco Boston Partners Small Cap Value Fund II  and Robeco WPG Small/Micro Cap Value Fund for that year are less than 1.10% and 1.10%, respectively of the average daily net assets attributable to that Fund’s Institutional Class shares or the total annual fund operating expenses of the Robeco Boston Partners Small Cap Value Fund II for that year are less than 1.35% of the average daily net assets attributable to that Fund’s Investor Class  shares,  Robeco shall be entitled to reimbursement by the Fund, in whole or in part as provided below, of the investment advisory fees waived or reduced and other payments remitted by Robeco to the Fund pursuant to this Agreement during such three year period. The total amount of reimbursement to which Robeco may be entitled (the

“Reimbursement Amount”) shall equal, at any time, the sum of all investment advisory fees previously waived or reduced by Robeco and all other payments remitted by Robeco to the Fund, pursuant to this Agreement, less any reimbursement previously paid by the Fund to Robeco, with respect to such waivers, reductions, and payments.  The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, e.g., interest accruable on the Reimbursement Amount.

ROBECO INVESTMENT MANAGEMENT, INC.

		By:	/s/ William G. Butterly, III
		Name:	William G. Butterly, III
		Title:	Chief Operation Officer
Senior Managing Director

Your signature below acknowledges
acceptance of this Agreement:

By:	/s/ Salvatore Faia
Salvatore Faia
President
The RBB Fund, Inc.